EXHIBIT 99.2

January 27, 2005

Mr. John Tugwell

Edge Petroleum Corporation

1301 Travis, Suite 2000

Houston, Texas 77002

Re:	Edge Petroleum Corporation
Mestena Grande Properties
“As of” January 1, 2005

Dear Mr. Tugwell:

At your request, we have prepared estimates of the future reserves and projected net revenues for the Mestena Grande Area property interests owned by Edge Petroleum Corporation (Edge), “As of” January 1, 2005. This report was prepared utilizing spot prices as posted on December 31, 2004, as per SEC guidelines.  The subject properties are located in Jim Hogg and Brooks.

Our conclusions, as January 1, 2005, are as follows:

	Proved - Net to Edge Petroleum Company
	Proved Developed	Proved
	Producing	Undeveloped	Total
Reserve Estimates
Oil/Cond., Mbbl	183.3	107.7	291.0
Gas, MMcf	13,430.0	6,489.1	19,919.1
Gas Equivalent, Mmcfe (6:1)	14,529.6	7,135.5	21,665.0

Revenues
Oil, $(8.9)%	7,730,034	4,543,875	12,273,908
Gas, $(91.1)%	84,668,062	41,118,859	125,786,914
Total, $	92,398,102	45,662,734	138,060,828

Expenditures
Ad Valorem Tax, $	2,194,625	1,096,747	3,291,372
Severance Tax, $	4,613,080	1,792,853	6,405,932
Direct Operating Expense, $	17,323,459	5,489,570	22,813,029
Transportation, $	2,840,957	1,384,340	4,225,296
Total, $	26,972,119	9,763,511	36,735,625

Investments
Total, $	0	8,500,761	8,500,761

Estimated Future Net Revenues(FNR)
Undiscounted FNR	65,425,969	27,398,467	92,824,422
FNR Disc. @ 10%	48,519,859	17,718,230	66,238,094

*Due to computer rounding, numbers in the above table may not add up exactly.

Report Qualifications

Purpose of Report – The purpose of this report is to provide Edge with a projection of future reserves and revenues, which can be attributed to the Mestena Grande Area oil and gas properties owned by Edge.

Scope of Work – W.D. Von Gonten & Co. was engaged by Edge to estimate and project the future reserves associated with the various properties included in this report.  Once the reserves were estimated, future revenue projections were made based on a SEC constant price deck as requested by Edge.

Reporting Requirements – Securities and Exchange Commission (SEC) Regulation S-K, Item 102 and Regulation S-X, Rule 4-10, and Financial Accounting Standards Board (FASB) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unescalated prices and costs.  Revenues based on escalated product prices may be reported in addition to the current pricing case.  Probable reserves are prohibited from use for SEC reporting purposes and should be excluded from such filings.

The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the “as of” date of the report.  In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.

The estimated Proved reserves have been prepared in conformance with all SEC, SPE, and World Petroleum Congress (WPC) definitions and requirements.

Projections – The attached reserve and revenue projections are on a calendar year basis with the first time period being January 1, 2005 through December 31, 2005.

Reserve Estimates

Mesteña Grande Area – The Mesteña Grande Area is located in Jim Hogg County, Texas with production primarily from the Queen City Sand.  Mesteña Inc. and Edge are the operators of the 43 producing wells in the area of which Edge owns an interest.

Extrapolation of monthly production histories was utilized for the estimate of future reserves in wells producing from the Queen City Formation.  These wells are declining in a hyperbolic nature as would be expected from a fractured tite gas reservoir.  This hyperbolic trend has been observed in wells throughout the Queen City Trend, and a decline analogy has been utilized to aid in projecting remaining reserves.  In some instances it was necessary to also adjust initial rates and declines based on daily production data that was more current than the monthly data available through public sources when this report was prepared.

All projected reserve estimates, for the wells producing from the Queen City Sand, were verified for “reasonableness” by overlaying the reserves onto a hydrocarbon pore volume map.  W.D. Von Gonten & Co. has prepared this hydrocarbon pore volume map as part of an extensive field study that we have performed on the Queen City Formation in the Mesteña Grande Area.

Reserve estimates for the Proved Undeveloped locations were based on a combination of analogy, volumetrics, and material balance.   Undeveloped locations were assigned in areas that are within the seismic anomaly of “productive area” but outside of the drainage area of the current producing wells. Further, recent bottomhole pressure information was evaluated to verify that the additional reserves were present.

The Queen City is a package of tite gas depletion drive reservoirs.  The study involved correlating more than 90 digital logs with both conventional and sidewall cores.  This correlation allowed for a depiction of reservoir quality on a well-by-well basis.  Analysis was also done on production tests before and after fracture jobs, and completion information in order to better understand the producing characteristics of the sands.  Our conclusions indicate that there is a direct relationship between hydrocarbon pore volume and the productivity of the wells.  Therefore, the proximity of individual wells to areas of high hydrocarbon pore volume correlates to the ultimate reserves assigned to each well in the Queen City Sand.

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates.

Product Prices

The estimated revenues shown herein were based on the effective NYMEX prices on December 31, 2004 of $43.46 per barrel of oil and $6.18 per MMBtu of gas.

Oil pricing differentials were applied on an individual property basis to reflect actual prices received at the wellhead versus NYMEX calendar month prices. These differentials were supplied directly by Edge. Pricing differentials account for transportation and processing costs, geographical differentials, quality adjustments, and any marketing bonus or deduction.

Gas prices have been adjusted according to the purchase contracts in place for the specific gas stream.  Quality adjustments have been applied based on actual BTU factors for each well.  A shrinkage factor has been applied based on production volumes versus actual sales volumes, this shrinkage accounts for any line loss or fuel usage before the actual sales point.

Where no data was available, estimated differentials, BTU’s, and shrinkages were assigned based on analogy to pricing differentials utilized in similar producing regions.

All prices have been held constant throughout the life of the properties.

Operating and Capital Costs

The monthly expense necessary to operate each well was estimated based on the average of the last 12 month historical Joint Interest Billing Statements as supplied by Edge.  These statements date from May 2003 through April 2004.  Edge performed an update of the cost information with recent data and determined that the cost information is valid.

Gas transportation and compression fees were included as a variable expense and assigned on a per Mcf basis based on contractual agreements.

Capital costs necessary to perform drilling, workover and/or remedial operations were supplied by Edge in the form of detailed AFE’s.

All operating and capital costs have been held constant throughout the life of the properties.

Other Considerations

Abandonment Costs – The cost necessary to abandon the properties were assigned an expense of zero due to the credit of the salvage value of the surface and subsurface equipment.  This was verified with the abandonment of the Libre Nos. 3 & 5 in 2004.  Both wells were abandoned and the credit from the equipment exceeded the costs.

Additional Costs – Costs were not deducted for depletion, depreciation and/or amortization (a non-cash item), or federal income tax.

Data Sources – Data furnished by Edge included basic well information, operating cost, ownership, pricing, and production information on certain leases. The remaining production histories were taken from IHS Energy data archives.

Context – We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall report.  The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expense and are not related to the reserve and revenue estimates produced in this report.

Thank you for the opportunity to work with Edge on this project.

Respectfully submitted,

/s/ W. D. Von Gonten, Jr.
William D. Von Gonten, Jr., P.E.
TX# 73244